Exhibit 3.1

AMEDISYS, INC.

Full text of Section 3.3 of the By-laws of Amedisys, Inc., as amended on February 24, 2014

SECTION 3.3 Chairman of the Board. The Chairman of the Board shall be chosen from among the Directors. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board shall perform all duties incidental to his office which may be required by law and all such other duties as are properly required of him by the Board of Directors. In the event the Board has elected Co-Chairmen of the Board, each Co-Chairman shall have the authority to act as a Chairman of the Board as provided in these By-laws.

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